SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020 (Report No. 2)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS
This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 NICE Showcases Strategies for Mastering a New World of Extraordinary Experiences for Customers and Employees, Dated February 3, 2020.
99.2 NICE Launches ASEAN User Group, Accelerating Knowledge Sharing, Dated February 4, 2020.
99.3 NICE inContact CXone Receives Customer Experience Innovation Award from CUSTOMER Magazine, Dated February 5, 2020.
99.4 NICE Introduces Game-Changing Robotic Process Automation Offering to Fast-Track Adoption and Success, Dated February 6, 2020.
99.5 PSCU Leverages NICE Portfolio to Improve Enterprise Efficiency, Experience for Credit Unions and Members, Dated February 12, 2020.
99.6 NICE Actimize’s AML Essentials Chosen by TONIK to Support Launch of its Digital Banking Platform, Dated February 19, 2020.
99.7 NICE Actimize’s X-Sight Marketplace Boosts Financial Crime Ecosystem with Innovative AML and Intelligent Data Applications, Dated February 20, 2020.
99.8 NICE inContact CXone Wins 2020 BIG Innovation Award, Dated February 24, 2020.
99.9 NICE Achieves the Highest and Furthest Overall Position in Gartner's Magic Quadrant for Workforce Engagement Management for Fourth Consecutive Year, Dated February 24, 2020.
100.0 NICE Actimize Fraud Solutions Support Recent OCC Guidelines With Updated Risk Management Capabilities, Dated February 27, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name: /s/ Tali Mirsky
Title: Corporate VP, General Counsel and Corporate Secretary

Dated: March 5, 2020

EXHIBIT INDEX

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 NICE Showcases Strategies for Mastering a New World of Extraordinary Experiences for Customers and Employees, Dated February 3, 2020.
99.2 NICE Launches ASEAN User Group, Accelerating Knowledge Sharing, Dated February 4, 2020.
99.3 NICE inContact CXone Receives Customer Experience Innovation Award from CUSTOMER Magazine, Dated February 5, 2020.
99.4 NICE Introduces Game-Changing Robotic Process Automation Offering to Fast-Track Adoption and Success, Dated February 6, 2020.
99.5 PSCU Leverages NICE Portfolio to Improve Enterprise Efficiency, Experience for Credit Unions and Members, Dated February 12, 2020.
99.6 NICE Actimize’s AML Essentials Chosen by TONIK to Support Launch of its Digital Banking Platform, Dated February 19, 2020.
99.7 NICE Actimize’s X-Sight Marketplace Boosts Financial Crime Ecosystem with Innovative AML and Intelligent Data Applications, Dated February 20, 2020.
99.8 NICE inContact CXone Wins 2020 BIG Innovation Award, Dated February 24, 2020.
99.9 NICE Achieves the Highest and Furthest Overall Position in Gartner's Magic Quadrant for Workforce Engagement Management for Fourth Consecutive Year, Dated February 24, 2020.
100.0 NICE Actimize Fraud Solutions Support Recent OCC Guidelines With Updated Risk Management Capabilities, Dated February 27, 2020.

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